Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 16, 2005

List of materials

Documents attached hereto:


i) Sony Statement on Report Carried in the Nihon Keizai Shimbun Today





                                                             September 16, 2005
                                     Sony Corporation, Corporate Communications

       Sony Statement on Report Carried in the Nihon Keizai Shimbun Today

The Nihon Keizai Shimbun today reported that Sony is considering a sell-off of its financial unit, Sony Financial Holdings. This report is mistaken.

Sony has already announced that it is considering the possibility of an IPO for Sony Financial Holdings (established in April 2004.) This position has not changed. There is also currently no plan to additionally dispose of SFH shares after an IPO. We regret that the article gave the impression that we are presently planning to sell off our financial units.

The article also stated that Sony is considering selling its stake in SKY Perfect Communications Inc. There is currently no plan to do so.

Sony Corporation will hold its Corporate Strategy Meeting on September 22 and will give details on its plans for individual business sectors. We have no comment on the other details which appear in the article.

Contact :
Sony Corporation, Corporate Communications      TEL: 03-5448-2200